



10015616

April 22, 2010

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 044/2010**

  Subject: Dissemination the Minute of the 2010 Annual General Meeting of Shareholders on website.

  Date: April 22, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 22, 2010

AIS-CP 044/ 2010

April 22, 2010

Subject: Dissemination the Minute of the 2010 Annual General Meeting of Shareholders on website.

To: The President
The Stock Exchange of Thailand

With reference to the 2010 Annual General Meeting of Shareholders of Advanced Info Service Public Company Limited ("the Company") held on April 8, 2010 at 10.00 hours at the Auditorium room, 9th floor, Shinawatra Tower 3, in previous notification.

To disclose the information to shareholders, the Company has made the text of the Minute of the 2010 Annual General Meeting of Shareholders on its website http://investor.ais.co.th since April 22, 2010.